

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2012

Via E-mail
Karen M. Camiolo
Principal Accounting Officer
National Fuel Gas Company
Williamsville, NY 14221

> **Re:** **National Fuel Gas Company**
> **Form 10-K for Fiscal Year Ended September 30, 2011**
> **Filed November 23, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed January 20, 2012**
> **File No. 1-3880**

Dear Ms. Camiolo:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 37

1.   We note that you provide a reconciliation of current and prior earnings and a comparative detailed summary of operating results for each segment in your earnings press releases. Please tell us your consideration of providing similar information in your annual and quarterly reports to supplement the narrative discussions of changes in consolidated and segment revenues and earnings.

Item 8. Financial Statements and Supplementary Data, page 70

Financial Statements, page 71

Notes to Consolidated Financial Statements, page 76

Note C – Regulatory Matters, page 88

2.   Please tell us your consideration of disclosing the remaining recovery period of
        regulatory assets not earning return. Refer to ASC 980-340-50-1.

Note I – Commitments and Contingencies, page 116

Other, page 117

3.   Reference is made to your statement in the last sentence in the fifth paragraph that
        normal-course matters could have a material effect on earnings and cash flows in the
        period in which they are resolved. Please tell us how your disclosure satisfies the
        requirement to disclose an estimate of the possible loss or range of loss or that such an
        estimate cannot be made. Refer to ASC 450-20-50.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 21

Annual Cash Incentive, page 26

4.   We note your indication that Mr. Bauer earned a discretionary amount in addition to the
        amounts that were based upon pre-established objective performance criteria. Please tell
        us why you have reflected this additional amount ($51,840) as non-equity compensation
        in the Summary Compensation Table, as opposed to a cash bonus, given that the amount
        appears to be discretionary. Refer to Question 119.02 of our Regulation S-K Compliance
        and Disclosure Interpretations, located at www.sec.gov.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Karen M. Camiolo
National Fuel Gas Company
April 5, 2012
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Mara Ransom, Assistant Director, at (202) 551-3264 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc:	Paula M. Ciprich
	General Counsel